EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-00949) on Form S-8 of Terex Corporation of our report dated June 19, 2015, with respect to the statements of net assets available for benefits of Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan as of December 31, 2014, and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the related supplemental schedule as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan.

/s/ Mayer Hoffman McCann P.C.
Plymouth Meeting, Pennsylvania
June 19, 2015